

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

John L. Lubniewski
Chief Executive Officer
HTG Molecular Diagnostics, Inc.
3430 E. Global Loop
Tucson, AZ 85706

Re: HTG Molecular Diagnostics, Inc.
Registration Statement on Form S-1
Filed December 6, 2022
File No. 333-268681

Dear John L. Lubniewski:

We have limited our review of your registration statement to that issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed December 6, 2022

Plan of Distribution, page 20

1.   We note that you may enter into a securities purchase agreement directly with certain institutional investors but investors that do not enter into a such an agreement shall rely solely on the prospectus in connection with the purchase. Please provide additional disclosure regarding this disparate treatment and how you intend to address details of transactions outside of a securities purchase agreement, such as the number of securities to be purchased. Alternatively, revise to clarify that all investors will enter into the same agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Asa Michael Henin